Mail Stop 4561

July 5, 2006

By U.S. Mail and Facsimile to (561) 981-1089

Ms. Sheila C. Reinken
Chief Financial Officer
vFinance, Inc.
3010 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re: vFinance, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11454**

Dear Ms. Reinken:

We have reviewed your response dated June 2, 2006, and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Consolidated Statements of Operations, page F-3</u>

1. We note your response to prior comment 3. We do not believe it is appropriate to present a gross profit measure or a total cost of revenue measure that does not include overhead components. Please revise to either delete these measures or to appropriately include overhead components in their determination.

Note 2: Significant Accounting Policies and Other Matters, page F-6

General

2. We note your response to prior comment 4 and have the following additional comments:

    - As previously requested, please revise to provide a rollforward of your allowance for uncollectible receivables, and disclose how you have validated the accuracy of your allowance. Refer to SAB Topic 6L: 6.
    - Please revise to disclose the circumstances which lead to the additional $69.7 thousand to your allowance during 2005 and how you determined that the $408 thousand receivable balance as of the end of the year was fully collectible.
    - Please revise to provide a description of the specific nature of the receivables charged-off in 2005.

3. Please revise to include the disclosures for your capital leases required by paragraph 16(a) of SFAS 13 and disclose the nature of the equipment subject to the capital leases. Also revise your statement of cash flows to present the component of your lease payments attributable to interest expense as operating cash flows.

Investments, page F-8

4. We note your response to prior comment 10 and that you consider 25% to be an appropriate discount to the fair market value of your shares which are restricted or thinly traded. Please revise to disclose the basis for the 25% discount.

5. We note your response to prior comment 10 and that you have relied upon your clearing firm for the determination of the fair value of your investments. Please revise your critical accounting policies to disclose your reliance upon the clearing firm for the determination of fair value and disclose how management has determined that such reliance is appropriate.

6. We note your response to prior comment 10, in which you state that in the absence of a ready market for shares or if ready pricing is unavailable you assume a fair value of zero. Given the absence of a market for some of your investments, please revise to disclose how you determined these securities qualify as trading securities, with unrealized gains and losses recognized in income. Please refer to

paragraph 12 of SFAS 115.

7. We note your response to prior comment 11. Please revise to disclose the terms and nature of the grants received in exchange for services. In your response, please specifically disclose the vesting terms of the grants, and any events which would forfeit the grants. Please tell us how you have considered the guidance in EITF 00-18 in determining your accounting treatment of such grants.

Intangible Asset, page F-10

8. We note your response to prior comment 13 and that the impairment was triggered by the departure of key members of management of First Level Capital. Please revise to disclose why no impairment analysis was performed and why no related charge was recognized in August of 2005. Refer to paragraph 28 of SFAS 142.

9. We note your response to prior comments 14 and 15.   Paragraph F1 of SFAS 141 defines the allocation period as the period for the acquiring entity to finalize the allocation when it is waiting on information that is known to be available and has arranged to obtain. We do not believe your circumstances are consistent with the adjustments contemplated by the allocation period defined by SFAS 141. Further, based upon your statement that "there was no brand equity associated with the EquityStation name and that it would provide no useful utility", it appears that the goodwill was fully impaired and should have been written off at that date. Please revise accordingly.

Forgivable Loans, page F-11

10. We note your response to prior comment 16 and that the amount of the loan forgiven is recognized as a component of compensation expense. This statement appears to contradict the presentation on the face of your Statement of Operations. Please revise to clarify.

Note 3: Acquisitions, page F-13

11. We note your response to prior comment 18. Please revise to include the disclosures required by paragraphs 54 and 55 of SFAS 141.

Note 5: Related Party Transactions, page F-14

12. We note your response to prior comment 19. Please revise to disclose how

management determined that the investment in JSM should be accounted for using the cost method instead of the equity method of accounting. Refer to paragraph 16 of APB 18.

13. We note your response to prior comment 19 and note that in May 2003 vFinance merged its "company-owned" retail branches into JSM. Please revise to more clearly explain this transaction and to disclose the accounting treatment you applied. Refer to the technical literature you considered in determining the appropriateness of your accounting.

Note 7: Shareholders' Equity, page F-16

14. We note your response to prior comment 21 and that you have limited the recognition of your beneficial conversion feature to the amount of the financing obtained less the imputed interest. We believe that you should have recognized the full amount of the beneficial conversion feature, $1.56 million, at the date of the financial arrangement. Given that debt was convertible at the date of issuance, the beneficial conversion feature should have been charged to expense on that date. Please refer to Case 1(a) of EITF 98-5 and revise your financial statements accordingly.

15. In regards to the beneficial conversion feature, please revise to disclose the additional amounts recognized in subsequent periods due to the reduction in the conversion rate under the "special arrangement to encourage SBI participation."

Note 8: Debt, page F-20

16. We note your response to prior comments 22 to 25. We believe that your debt under the UBS credit facility was in essence replaced by the agreement entered into with NFS, and we believe the recognition of the $1.5 million gain from the extinguishment of debt, in 2004, is not appropriate. Additionally, given that the integration fees are required to be repaid if the relationship is terminated, we do not believe that full recognition of the integration costs at date of receipt appropriately reflects your performance obligations under the agreement, and that the fee should be recognized ratably as your obligation to repay the amount diminishes over time. Please revise your financial statements to reflect your current obligation to repay the margin bonus and integration costs in the event of termination of the clearing arrangement, and to eliminate the gain of the extinguishment of debt in 2004.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. You may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant